Exhibit 1.01

Diodes Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2014

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

Certain terms in this Report not otherwise defined herein are defined in the Rule and the reader is referred to the Rule and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definition. The summary of the Rule set forth in this Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Rule.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Conflict Minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold, or their derivatives; or any other mineral or its derivatives as determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or adjoining countries.

This Report has not been audited because the circumstances that would require an audit under the Rule are not present.  The Report can be found at Diodes’ website at http://diodes.com/pdfs/conflictmineralsreport2014.pdf

1.	Overview

This Report has been prepared by the management of Diodes Incorporated (herein referred to as “Diodes,” the “Company,” “we,” “us,” or “our”).

We are a leading global manufacturer and supplier of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial, and automotive markets. Our products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices, including LED drivers, AC-DC and DC-DC switching, linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. Our products are sold primarily throughout Asia, North America and Europe.

We design, manufacture and market these semiconductors for diverse end-use applications. Semiconductors, which provide electronic signal amplification and switching functions, are basic building-blocks that are incorporated into almost every electronic device.

Our product portfolio addresses the design needs of advanced electronic equipment, including high-volume consumer devices such as digital media players, smart phones, tablets, notebook computers, flat-panel displays, mobile handsets, digital cameras and set-top boxes. Our product line includes over 10,000 products, and we shipped approximately 44 billion units in 2014.

We manufacture, and contract with third parties to manufacture our products. A review of the Bill of Materials used in our products showed that certain Conflict Minerals -- Gold, Tin, or Tungsten -- are necessary for the functionality or production of substantially all of our products.

To determine the country of origin and chain of custody of these Conflict Minerals, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), we engaged in the due diligence process described below.  This due diligence process relied upon our direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to us – including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

Because of our operation size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

As a result, we have been unable to determine, with respect to each of our products, the country of origin, chain of custody or Conflict Status of at least one of the Conflict Minerals contained in the product.  However, we have no reason to believe that any Conflict Minerals were from a source that, directly or indirectly, financed or benefited armed groups in any Covered Country.

We believe that we have conducted our due diligence process consistent with the Rule. The conclusion contained in this Report are based upon information available at the time and on representations and information provided by third parties, which may be inaccurate, incomplete or subject to change.  We undertake no obligation to amend this Report to take into account or otherwise reflect subsequent events or circumstances arising after the date hereof, except as required by law.

2.	Due Diligence Process
2.1	Design of Due Diligence

Our due diligence measures have been designed to conform to an internationally recognized due diligence framework.

2.2	Management System

In order to respond to external requests for information, a formal Conflict Minerals statement is available on our website at http://diodes.com/pdfs/DiodesIncorporatedStatementOnConflictMinerals.pdf

Development and implementation of the Conflict Minerals due diligence plan requires engagement of various Diodes’ departments, including, but not limited to, the Engineering, Finance, Legal, Purchasing, and Quality departments. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Quality Systems Manager who acts as the Conflict Minerals Program Manager. Senior management is updated on the results of our due diligence efforts on a regular basis.

Because  we do not have a direct relationship with Conflict Mineral smelters and refiners and does not perform or direct audits of these entities within our supply chain, we follow and actively cooperate with the following industry-wide initiatives:

•	The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”); and
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Conflict-Free Sourcing Initiative (“CFSI”), a voluntary program in which independent third-party audits are used to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

As a result of this cooperation, we have periodically updated our publicly available Conflict Minerals reporting template (“CMRT”) declaration, as well as information retrieved from our suppliers’ Conflict Minerals reports.  The CMRT declaration, which is based on a standardized reporting template developed by the CFSI that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized.

We also monitor audit results as updated on the CFSI web site at http://www.conflictfreesourcing.org/rcoi-data/.   As needed, we have requested updates of received CMRT declarations to be in compliance with the latest revision of the CMRT reporting template.

We have outlined expectations regarding use of Conflict Minerals in our Corporate Supplier Quality specifications. We engage with all identified Conflict Mineral suppliers to disseminate our requirements to their supply chain.

We relied upon our suppliers to provide us with information about the sources of Conflict Minerals contained in the components supplied to us. Our suppliers are similarly reliant upon information provided by their suppliers.

3.	Due Diligence Results

We conducted a survey of those suppliers described in this Report using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), now known as the CMRT Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters and refiners the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as suppliers’ due diligence. Written instructions and recorded training illustrating the use of the tool are available on  CFSI website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals. By utilizing the Template, we have determined that seeking information about Conflict Mineral smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the locations of origin of Conflict Minerals in our supply chain.

Our suppliers have provided us their CMRT declarations or updated revisions of originally issued reports. We reviewed their responses against criteria developed to determine which required further engagement with our suppliers. These criteria included incomplete responses, as well as inconsistencies within the data reported in the declarations. We have worked directly with these suppliers to provide revised responses.

Some customers engaged with our compliance team to transition away from smelters with which the customers had concern, or which were identified as not active in a Conflict-Free Smelter program. Outreach activities were made on behalf of these customers to encourage these smelters to become CFSI certified.

During 2014, some smelters stopped mining, and some were given additional numbers by CFSI to identify smelters within a company organization. Where such information was received, affected suppliers were contacted for revised declarations.

As a result of our due diligence effort, we were able to reduce the number of smelters and refiners from over one hundred and thirty (130) at the end of 2013 to seventy two (72) by the end of 2014. All of them are identifiable by their unique CFSI issued Smelter Identification Number. Less than seventeen (17) percent of these smelters and refiners sourced Conflict Minerals from recycled or scrap material.  About forty (40) percent of these smelters and refiners did not disclose the names of their mines. In total, less than six (6) percent are not fully certified as Conflict-Free by an independent third-party audit.

Over ninety percent (90%) of CMRT declarations received provided data at a company or divisional level. We are therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

List of smelters and refiners

Listed below are the smelters and refiners we have determined to be potentially in our supply chain for 2014 that have processed Conflict Minerals, the conflict status of which is undeterminable. As explained above, the presence of a smelter or refiner on the list does not indicate that our products necessarily contain Conflict Minerals processed by that smelter or refiner.

Countries of origin of the conflict minerals these facilities process are believed to include the following:

Australia, , Belgium, Bolivia, Brazil, Canada, China, Germany, Hong Kong, Indonesia, Italy, Japan, Republic of Korea, Malaysia Peru, Poland, Russian Federation, South Africa, Switzerland, Taiwan, Thailand, and United States.

4.	Steps to be Taken to Mitigate Risks

We have taken, or intend to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a. Review vendor reports, covering purchased raw materials that could potentially contain Conflict Minerals and expand the number of suppliers requested to supply information; and

b.Engage with suppliers and direct them to training resources in an attempt to improve the contents of the suppliers’ survey responses.

c. Encourage our suppliers to direct all smelters and refiners in their supply chains to participate in the CFSI or similar third-party audit programs.

d. Emphasize our expectation that each of our suppliers fully and promptly respond to our information requests.

e. Monitor increased levels of smelter certifications.